

October 22, 2013

<u>Via E-mail</u>
Stanley Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Ave., Suite 126
Midland, TX 79701

> **Re:** **STW Resources Holding Corp.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed October 18, 2013**
> **File No. 0-52654**

Dear Mr. Weiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that, on September 26, 2013, you issued a press release, but not a current report on Form 8-K, announcing that you had closed on $2,000,000 expansion capital funding for your Oilfield Construction Division, funded by Joshua Brooks, your recently-named vice president of operations, through a Revenue Participation Note, an Operating Credit Line and Credit Facilities. Please tell us whether you plan to disclose this information, as appropriate, in your next Quarterly Report on Form 10-Q. If you do not plan to provide this disclosure, please tell us why.

<u>Item 13. Related Party Transactions, page 27</u>

2.   We note your response to comment 6 in our letter dated September 13, 2013. With a view towards improving future disclosure, please clarify for us whether there are any

relationships discloseable pursuant to Item 404 of Regulation S-K among Messrs. Weiner and Maddox; Black Pearl Energy, LLC; Black Wolf Enterprises, LLC; and Lone Wolf Resources, LLC, including any ownership interests. To the extent there are such relationships, please describe them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief